UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41831

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Globavend Holdings Limited
(Registrant’s Name)

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Office 1401, Level 14, 197 St Georges Tce,
Perth, WA 6000,
Australia
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

In connection with the extraordinary general meeting of shareholders of Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders, dated as of August 30, 2025
99.2	Form of Third Amended and Restated Memorandum and Articles of Association
99.3	Form of Proxy of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED
By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: August 30, 2025